UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2009
Commission File Number 001-14564
APT SATELLITE HOLDINGS LIMITED
(Registrant’s name)
22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant home country, or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.
(Incorporated in Bermuda with limited liability)
(Stock Code: 1045)
ANNOUNCEMENT OF PRICE-SENSITIVE INFORMATION
RESUMPTION OF TRADING

This announcement is made pursuant to Rule 13.09 of the Listing Rules.
At the request of the Company, trading in the Shares on the Stock Exchange was suspended with effect from 3:22 p.m. on 3 April 2009 pending the release of this announcement. An application has been made for the resumption of trading in the Shares with effect from 2:30 p.m. on 17 April 2009.
As the Merger has yet to be completed, shareholders and potential investors are reminded to exercise caution when dealing in the Shares.
The board of directors (the “Board”) of APT Satellite Holdings Limited (the “Company”) has noted the State-owned Assets Supervision and Administration Commission of the State Council of the People’s Republic of China (“SASAC”) announced on 3 April 2009 that the State Council has approved, among other things, the merger of China Satellite Communications Corporation (“CSCC”) into China Aerospace Science & Technology Corporation (“CASC”) as a wholly-owned subsidiary of CASC (the “Merger”).
Each of CASC (and its associate) and a subsidiary of CSCC (“CSCC Subsidiary”) are interested in 2/7th interests in APT Satellite International Company Limited (“APT International”), which is a substantial shareholder of the Company holding approximately 51.83% of the shares of the Company (“Shares”) in issue.
The Company has further been notified by CASC that the Executive Director of the Corporate Finance Division of the Securities and Futures Commission has waived the obligation of CASC and parties acting in concert with it to make a general offer for all the Shares under Note 6(a) to Rule 26.1 of The Codes on Takeovers and Mergers and Share Repurchases (“Takeover Code”) as a result of implementation of the following transactions:
a.	the Merger; and

b.	the subsequent transfers of interests in APT International by CASC and CSCC Subsidiary to CSCC.

Set out below a chart depicting the shareholding of CASC and CSCC and their associates in APT International and the Company before completion of the above-mentioned transactions:-

Set out below a chart depicting the shareholding of CASC and CSCC and their associates in APT International and the Company after completion of the above-mentioned transactions:-

As the Merger has yet to be completed, shareholders and investors are reminded to exercise caution in dealing in securities of the Company.
Further announcement(s) will be made as and when necessary in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”).
At the request of the Company, trading in the Shares on The Stock Exchange of Hong Kong Limited (“Stock Exchange”) was suspended with effect from 3:22 p.m. on 3 April 2009 pending the release of this announcement. An application has been made for the resumption of trading in the Shares with effect from 2:30 p.m. on 17 April 2009.
Made by the order of APT Satellite Holdings Limited, the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.
By Order of the Board
Dr. Brian Lo
Company Secretary
Hong Kong, 16 April 2009
The Directors as at the date of this announcement are as follows:
Executive Directors:
Cheng Guangren (President), Tong Xudong (Vice President) and Qi Liang (Vice President)
Non-Executive Directors:
Rui Xiaowu (Chairman), Lim Toon, Yin Yen-liang, Wu Zhen Mu, Yong Foo Chong and Tseng Ta-mon (Alternate Director to Yin Yen-liang)
Independent Non-Executive Directors:
Huan Guocang, Lui King Man, Lam Sek Kong and Cui Liguo

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 17, 2009.

APT Satellite Holdings Limited
By:	/s/ Cheng Guangren
Cheng Guangren
Executive Director and President